The Wright Managed Income Trust
440 Wheelers Farm Road
Milford, Connecticut 06461

December 26, 2012

Office of Registration and Reports
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           The Wright Managed Income Trust - File Numbers 002-81915 and 811-03668 (the “Trust”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 (“the “Rule”) under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trusts please find:  (i) a copy of the Trust’s Investment Company Bond No. 00 FI 0260476-13 (the “Bond”);  (ii) a copy of the Joint Insured Bond Agreement, entered into on December 20, 2012 pursuant to paragraph (f) of the Rule; and (iii) an officer’s certificate certifying the resolutions unanimously adopted by the members of the Board of Directors of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act), which authorizes the purchase of the Bond in a form and in an amount which is consistent with the Rule under the 1940 Act.

Please note, the enclosed resolutions approved the Bond for a one-year term ending January 1, 2014.

If the Trust had not been named a co-insured under this Bond, it would have maintained a single insured bond in the amount of $525,000 as required under paragraph (d) of the Rule.

The premium of $2,151 was paid for the period commencing January 1, 2013 and ending January 1, 2014, with a limit of liability of $1,000,000.  The Trust was allocated to pay 57.6% ($1,239.13) of this premium.

Sincerely,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary of the Trust

Enclosures